

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 15, 2015

Via E-mail
Ricardo Gómez Barredo
Global Head of Group Accounting and Information Management
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

> Re: **Banco Bilbao Vizcaya Argentaria, S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed April 30, 2014**
>   **File No. 1-10110**

Dear Mr. Barredo:

We have reviewed your response letter dated October 24, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

General

1.   Please refer to our prior comment 6. We note your response that less than 25% of the group's consolidated net assets are restricted. Item 9-06 of Regulation S-X requires disclosure of condensed parent only financial information when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets. Given your disclosure on page F-154 that your minimum required bank equity totals EUR 25.9 billion and your consolidated equity totals EUR 44.9 billion, it is unclear how you determined that restricted net assets of your subsidiaries did not exceed 25% of consolidated net assets. Please provide the disclosures previously requested pursuant to

Item 12-04 of Regulation S-X or provide additional information as to how you determined this disclosure was not required.

Note 7 - Risk Management, page F-48

Quantitative Information on Activities in the Real Estate Market in Spain, page F-67

2.   We note your response to prior comment 12 and your disclosure in Appendix VIII. As requested, please revise your disclosures in future filings to provide this information for each main geographic area if possible. Alternatively, please tell us why you believe this information would not be relevant to understanding trends in the credit risk related to your foreign loan portfolios.

Note 8 – Fair Value of Financial Instruments, page F-95

8.1. Fair Value of Certain Financial Instruments Registered at Fair Value Using Valuation Criteria, page F-95

3.   We note your response to prior comment 15 and your proposed disclosures outlining the minimum and maximum assumptions for your Level 3 assets and liabilities. In future filings, given the wide range of assumptions for your Level 3 instruments, please either revise to provide a weighted average amount for your assumptions, or provide some other type of disclosure to give the user more information as to the dispersion of the assumptions.

You may contact Rebekah Lindsay at (202) 551-3303 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant